EXHIBIT 99.84

December 27, 2018

Robert Weber

Chief Human Resources Officer

Sears Holding Corporation

3333 Beverly Road

Hoffman Estates, IL 60179

Dear Mr. Weber:

I am writing to inform you that I have directed my custodian, Citi Global Markets, Inc., to return to Sears Holding Corporation (the “Company”) 1,327,137 shares of common stock of the Company in accordance with the DTC wire instructions you have provided. I am doing so in order to effectuate the rescission of the Annual Stock Compensation for 2018, which was provided for under the letter dated January 28th, 2016 between the Company and me. I understand that I will receive no compensation for the return of such shares. Please confirm the Company’s acceptance of the reconveyance of those shares by returning to me a signed copy of this letter.

Sincerely,

/s/ Edward S. Lampert
Edward S. Lampert

Agreed and acknowledged:
SEARS HOLDING CORPORATION

By:	/s/ Robert Weber
Title:	Chief Human Resources Officer

Date: 12/27/2018